Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6 under the

Securities Exchange Act of 1934, as amended

Filer: Family Dollar Stores, Inc.

Subject Company: Family Dollar Stores, Inc.

Form S-4 File No. 333-198015

January 2, 2015

Dear Fellow Stockholders:

I wanted to reach out to provide an update on our Special Meeting of Stockholders to vote on the proposed merger with Dollar Tree.

As I’m sure you are aware, a Special Meeting was convened on December 23, 2014 to vote on Family Dollar’s proposed merger with Dollar Tree. Since there were insufficient votes at the time of the Special Meeting to adopt the Dollar Tree merger agreement, a proposal was submitted to stockholders to adjourn the Special Meeting before taking a vote on the merger. Family Dollar stockholders adopted the adjournment proposal. Accordingly, the Special Meeting was adjourned to 9:00 a.m. local time on January 22, 2015 at the Mint Museum Randolph, 2730 Randolph Road, Charlotte, North Carolina. The Company’s stockholders of record as of October 30, 2014 continue to be entitled to vote at the Special Meeting on January 22, 2015.

The Family Dollar Board of Directors unanimously recommends that Family Dollar stockholders vote “FOR” the merger with Dollar Tree on the enclosed WHITE proxy card – and we encourage you to do so today! Your vote is very important and must be received by January 22nd. If you have any questions or need any assistance in voting your shares, we encourage you to call the Company’s proxy solicitor toll-free at (800) 322-2885 or collect at (212) 929-5500. Time is running out so please act today.

THE DOLLAR TREE MERGER DELIVERS SUBSTANTIAL AND CERTAIN VALUE TO

FAMILY DOLLAR STOCKHOLDERS

The market value of the merger consideration will be at least $77.08 per share if Dollar Tree stock continues to trade at the December 31, 2014 closing price of $70.38 or higher through the completion of the merger. This value represents a 32.8% premium to Family Dollar stock’s unaffected closing price of $58.04 on April 4, 2014, the last trading day before Icahn began accumulating stock. Approximately 20% of the consideration consists of Dollar Tree stock, which will allow you to participate in the anticipated synergies and long-term upside for the combined company, and the remaining $59.60 is cash. Moreover, the stock component is subject to a 10% collar that helps protect the value of the stock consideration.

The Dollar Tree merger is virtually certain to obtain antitrust clearance. Indeed, Dollar Tree has committed, under the binding merger agreement, to divest all stores necessary or advisable to obtain antitrust clearance to underscore this certainty.

In stark contrast, Dollar General’s conditional proposal remains unlikely to be consummated on the terms proposed due to antitrust considerations. The FTC’s methodologies and analyses shared with us in connection with the FTC’s review of both the Dollar Tree merger and the Dollar General proposal continue to confirm this conclusion.

As the Delaware Court of Chancery recently observed in an opinion denying a motion to preliminarily enjoin the vote on the Dollar Tree merger, the decision by our board to continue to recommend the Dollar Tree merger and reject the Dollar General proposal “reflects the reality that, for the company’s stockholders, a financially superior offer on paper does not equate to a financially superior transaction in the real world if there is a meaningful risk that the transaction will not close for antitrust reasons.” (emphasis added)

PROTECT YOUR INVESTMENT IN FAMILY DOLLAR BY SECURING SUBSTANTIAL AND

CERTAIN VALUE – VOTE “FOR” THE MERGER WITH DOLLAR TREE ON THE WHITE

PROXY CARD TODAY

The Family Dollar Board unanimously recommends that you vote “FOR” the proposed combination and “FOR” the other matters to be considered at the January 22nd Special Meeting. The failure to vote or an abstention has the same effect as a vote against the proposed combination. Please take a moment to vote “FOR” the proposal to adopt the Dollar Tree merger agreement today by signing, dating and returning the enclosed WHITE proxy card today.

If you plan to attend the Special Meeting in person, please bring a form of government-issued photo ID. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, please also bring evidence that you are the beneficial owner of Family Dollar common stock, such as your most recent brokerage account statement.

We appreciate your continued support and trust as we work to protect your interests and deliver certain value for all Family Dollar stockholders. We hope you had a wonderful holiday and a very happy New Year.

Sincerely,

/s/ Howard R. Levine

Howard Levine

Chairman of the Board and

Chief Executive Officer

If you have any questions, require assistance in voting your shares, or need additional copies of Family Dollar’s proxy materials, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue

New York, NY 10016

(212) 929-5500 (call collect)

Or

TOLL-FREE (800) 322-2885

Additional Information About the Dollar General Tender Offer

Family Dollar has filed a solicitation/recommendation statement with respect to the tender offer with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RE-COMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER AND OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. You may obtain free copies of the solicitation/recommendation statement with respect to the tender offer and other documents filed with the SEC by Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Family Dollar are available free of charge on Family Dollar’s internet website at www.FamilyDollar.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Family Dollar’s Investor Relations Department at 704-708-2858.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger between Dollar Tree and Family Dollar, on October 28, 2014, the Securities and Exchange Commission (SEC) declared effective Dollar Tree’s registration statement on Form S-4 that included a definitive proxy statement of Family Dollar that also constitutes a prospectus of Dollar Tree. On October 28, 2014, Family Dollar commenced mailing the definitive proxy statement/prospectus to stockholders of Family Dollar. INVESTORS AND SECURITY HOLDERS OF FAMILY DOLLAR ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Dollar Tree and Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Dollar Tree are available free of charge on Dollar Tree’s internet website at www.DollarTree.com under the heading “Investor Relations” and then under the heading “Download Library” or by contacting Dollar Tree’s Investor Relations Department at 757-321-5284. Copies of the documents filed with the SEC by Family Dollar are available free of charge on Family Dollar’s internet website at www.FamilyDollar.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Family Dollar’s Investor Relations Department at 704-708-2858.

Participants in the Solicitation For the Proposed Dollar Tree/Family Dollar Merger

Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in respect of the proposed merger between Dollar Tree and Family Dollar. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger are set forth in the proxy statement/prospectus filed with the SEC. You can also find information about Dollar Tree’s and Family Dollar’s directors and executive officers in Dollar Tree’s definitive proxy statement filed with the SEC on May 12, 2014 and in Family Dollar’s Annual Report on Form 10-K for the fiscal year ended August 30, 2014, respectively. You can obtain free copies of these documents from Dollar Tree or Family Dollar using the contact information above.

Forward Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future prospects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the unsolicited tender offer and proposals from Dollar General and any other alternative business combination transactions, the financing of the proposed transactions, the benefits, results, effects, timing and certainty of the proposed transactions, future financial and operating results, expectations concerning the antitrust review process for the proposed transactions and the combined company’s plans, objectives, expectations (financial or otherwise) and intentions.

Risks and uncertainties related to the proposed mergers include, among others: the risk that Family Dollar’s stockholders do not approve either merger; the risk that the merger agreement is terminated as a result of a competing proposal; the risk that regulatory approvals required for either merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of either merger are not satisfied; the risk that the financing required to fund either transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of either merger; uncertainties as to the timing of either merger; competitive responses to either proposed merger; response by activist stockholders to either merger; costs and difficulties related to the integration of Family Dollar’s business and operations with Dollar Tree’s or other potential business combination transaction counterparties’ business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by either merger; uncertainty of the expected financial performance of the combined company following completion of either proposed transaction; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with either proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses resulting from either merger; litigation relating to either merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequently, all of the forward-looking statements made by Family Dollar, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Family Dollar’s Annual Report on Form 10-K for the fiscal year ended August 30, 2014 and other reports filed by Family Dollar with the SEC, which are available at the SEC’s website http://www.sec.gov.

Please read our “Risk Factors” and other cautionary statements contained in these filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Family Dollar undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.

WHITE PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting are available through 11:59 PM Eastern Time the day prior to the special meeting date.

VOTE BY INTERNET – WWW.CESVOTE.COM

Use the Internet to transmit your voting instructions up until 11:59 P.M. Eastern Time the day prior to the special meeting date. Have your WHITE proxy card in hand when you access the website and follow the instructions.

OR

VOTE BY TELEPHONE – 1-888-693-8683

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the special meeting date. Have your WHITE proxy card in hand when you call and then follow the instructions.

OR

VOTE BY MAIL

Mark, sign and date your WHITE proxy card and return it in the postage-paid envelope we have provided to: Family Dollar Stores, Inc., c/o Corporate Election Services, PO Box 3230, Pittsburgh, PA 15230.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your WHITE proxy card.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your WHITE proxy card.

CONTROL NUMBER è

ê If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing. ê

The Board of Directors recommends a vote FOR Proposal 1	The Board of Directors recommends a vote FOR Proposal 3

Proposal 1 – A proposal to adopt the Agreement and Plan of Merger, dated as of July 27, 2014, as amended by amendment no. 1 on September 4, 2014, and as it may be further amended from time to time, by and among Family Dollar Stores, Inc., a Delaware corporation, Dollar Tree, Inc., a Virginia corporation, and Dime Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of Dollar Tree, Inc.

❑ FOR             ❑ AGAINST            ❑ ABSTAIN

The Board of Directors recommends a vote FOR Proposal 2

Proposal 2 – A proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for Family Dollar’s named executive officers in connection with the merger contemplated by the merger agreement; and

❑ FOR            ❑ AGAINST            ❑ ABSTAIN

Proposal 3 – A proposal for adjournment of the special meeting, if necessary or appropriate, from time to time, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement.

❑ FOR            ❑ AGAINST            ❑ ABSTAIN

Authority is hereby given to each of the proxies acting individually to vote, in accordance with their best judgment, upon other business as may properly come before the special meeting or any adjournment or postponement thereof by or at the direction of the Board of Directors.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

	Stockholder Signature	Date

Title

	Stockholder (Joint Owner) Signature	Date

Title

TO SUBMIT A PROXY BY MAIL, DETACH ALONG THE PERFORATION, MARK, SIGN, DATE ê AND RETURN THE BOTTOM PORTION PROMPTLY USING THE ENCLOSED ENVELOPE. ê

W H I T E P R O X Y C A R D

WHITE PROXY CARD

FAMILY DOLLAR STORES, INC.

SPECIAL MEETING OF STOCKHOLDERS

JANUARY 22, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Howard R. Levine, Mary Winston and James C. Snyder, Jr., and each of them, with full power of substitution, as proxies of the undersigned for the Special Meeting of Stockholders of Family Dollar Stores, Inc. to be held at 9:00 a.m. (local time) on January 22, 2015, at the Mint Museum Randolph, 2730 Randolph Road, Charlotte, North Carolina 28207, or at any adjournments or postponements thereof, with all the powers which the undersigned would possess if personally present, and instructs them to vote upon any matter which may properly be acted upon at this meeting, and specifically as indicated on this WHITE proxy card. The proxies are authorized to act or vote in their discretion upon such other business as may properly come before the meeting and any adjournments thereof.

This Proxy, if received and correctly signed, will be voted in accordance with the choices specified. If a choice is not specified, this Proxy will be voted in favor of proposals 1, 2 and 3. In order to ensure that any shares represented hereby are voted, proxies submitted by phone and Internet voting should be submitted by 11:59 p.m. Eastern Time, on January 21, 2015.

This Proxy is revocable, and the undersigned retains the right to attend this meeting and to vote his or her stock in person. The undersigned hereby acknowledges receipt of the notice of Special Meeting of Stockholders and Proxy Statement.

Continued and to be signed on reverse side